

January 25, 2013

<u>Via E-mail</u>
Li (Lisa) Liu
Chief Executive Officer
China Education International, Inc.
48 Wall, Street Suite 73
New York, New York 10005

    Re: China Education International, Inc.
           Form 10-K for the fiscal year ended December 31, 2011
           Filed April 11, 2012
           File No. 0-53247

Dear Ms. Liu:

We issued comments to you on the above captioned filing(s) on December 21, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 8, 2013 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 8, 2013, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361, or me, at 202-551-3810 if you have any questions.

           Sincerely,

           /s/ Robert S. Littlepage for

           Larry Spirgel
           Assistant Director